SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Q1 06 Earnings Results

I. Performance in Q1 2006 – Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Item	Q1 06	Q4 05	Q1 05	QoQ	YoY
Quarterly Results
Revenues	2,471	2,963	2,064	-16.6%	19.7%
Operating Income	52	334	-135	-84.4%	—
Ordinary Income	14	309	-157	-95.5%	—
Net Income	48	328	-79	-85.4%	—

II. IR Event of Q1 2006 Earnings Results

1. Provider of Information:	IR Communication team

2. Participants:	Institutional investors, securities analysts, etc.

3. Purpose:	To present Q1 06 Earnings Results of LG.Philips LCD

4. Date & Time:	4:30 p.m. (Korea Time) on April 11, 2006 in Korean

9:00 p.m. (Korea Time) on April 11, 2006 in English

5. Venue & Method:	1) Earnings release conference in Korean:

- Main conference room, 21st floor, Korea Exchange New Building, Seoul

2) Conference call in English:

- Please refer to IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com.

6. Contact Information
1) Head of Disclosure:	Dong Joo Kim, Vice President, Finance & Risk Management Department (82-2-3777-0702)
2) Main Contact for Disclosure-related Matters:
Joo Sup Kim, Assistant Manager, Financing Team
(82-2-3777-0955)
3) Relevant Team:	IR Communication team (82-2-3777-1010)

III. Remarks

1.	Please note that the presentation materials for Q1 06 Earnings Results are attached as an appendix and accessible on IR homepage of LG.Philips LCD Co., Ltd. at www.lgphilips-lcd.com.

2.	Please note that the financial data included in the investor presentation and press release are prepared on a consolidated Korean GAAP basis only (US GAAP consolidated and Korean GAAP non-consolidated information are stated below).

3.	Financial data for Q1 06 are unaudited. They are provided for the convenience of investors and can be subject to change.

The following US GAAP consolidated information and Korean GAAP non-consolidated information are included for the convenience of investors.

US GAAP consolidated information

(Unit: KRW B)

Item	Q1 06	Q4 05	Q1 05	QoQ	YoY
Quarterly Results
Revenues	2,471	2,963	2,064	-16.6%	19.7%
Operating Income	46	328	-126	-86.0%	—
Ordinary Income	41	334	-148	-87.7%	—
Net Income	61	360	-95	-83.1%	—

Korean GAAP non-consolidated information

(Unit: KRW B)

Item	Q1 06	Q4 05	Q1 05	QoQ	YoY
Quarterly Results
Revenues	2,418	2,675	1,770	-9.6%	36.6%
Operating Income	35	339	-162	-89.7%	—
Ordinary Income	12	315	-163	-96.2%	—
Net Income	48	328	-79	-85.4%	—

Attached:	1) Press Release
2) Presentation Material

Attachment 1. Press Release

LG.PHILIPS LCD REPORTS FIRST QUARTER 2006 RESULTS

SEOUL, Korea – April 11, 2006 – LG.Philips LCD [NYSE: LPL, KRX: 034220], one of the world’s leading TFT-LCD manufacturers, today reported unaudited earnings results based on consolidated Korean GAAP for the three month period ended March 31, 2006. Amounts in Korean Won (KRW) are translated into US dollars (USD) at the noon buying rate in effect on March 31, 2006, which was KRW 971.4 per US dollar.

•	Sales in the first quarter of 2006 decreased by 17% to KRW 2,471 billion (USD 2,544 million) from sales of KRW 2,963 billion (USD 3,050 million) in the fourth quarter of 2005 and increased 20% compared to KRW 2,064 billion (USD 2,125 million) in the first quarter of 2005. The sequential decline in sales in this year’s first quarter was the result of a greater than expected decline in demand and the average selling price in both the notebook and monitor panel segments.

•	Operating profit in the first quarter of 2006 decreased to KRW 52 billion (USD 54 million) from KRW 334 billion (USD 344 million) in the fourth quarter of 2005, and increased compared to an operating loss of KRW 135 billion (USD 139 million) in the first quarter of 2005.

•	EBITDA in the first quarter of 2006 decreased by 19% to KRW 670 billion (USD 690 million) from KRW 824 billion (USD 848 million) in the fourth quarter of 2005. EBITDA increased by 149% from KRW 269 billion (USD 277 million) in the first quarter of 2005.

•	Net income in the first quarter of 2006 decreased to KRW 48 billion (USD 49 million) from KRW 328 billion (USD 338 million) in the fourth quarter of 2005, and increased compared to a loss of KRW 79 billion (USD 81 million) in the first quarter of 2005.

“We began 2006 with the ramp up of P7, the world’s largest 7th generation facility. P7 will further strengthen our position in the TFT-LCD market, especially in the large panel LCD TV segment. P7 is optimized for the production of 42- and 47-inch LCD TV panels in full HD, where we are driving increased market demand,” said Bon Joon Koo, Vice Chairman and CEO of LG.Philips LCD. “In addition, we achieved a significant milestone with the creation of the world’s largest LCD panel this quarter. The technology involved in creating a 100-inch LCD TV panel will be a catalyst for further TV innovation as we continue to meet the high demand for better picture quality and larger sizes.”

Mr. Koo continued, “P7 adds to our scale and capacity advantage, which is key to expanding our product offering. This allows us to meet the needs of our customers, particularly in the fast-growing LCD TV segment.”

First Quarter Financial Review

Revenue and Cost

Revenue in the three-month period ended March 31, 2006 increased by 20% to KRW 2,471 billion (USD 2,544 million) from KRW 2,064 billion (USD 2,125 million) in the corresponding period in 2005, mainly due to increased demand for LCD TVs. TFT-LCD panels for TVs, desktop monitors, notebook computers and other applications accounted for 45%, 30%, 20% and 5%, respectively, on a revenue basis, in the first quarter of 2006, compared to 34%, 38%, 24% and 4%, respectively, on a revenue basis, in the fourth quarter of 2005.

Overall, the Company shipped a total of 1,274,000 square meters of net display area in the first quarter of 2006, a 5% sequential quarterly decrease, with an average selling price per square meter of USD 1,953. This represents a decrease in the average selling price per square meter of net display area of approximately 10% compared to the end of the fourth quarter of 2005 and an average decrease of 8% from the fourth quarter of 2005.

The total cost of goods sold decreased 7% quarter-on-quarter to KRW 2,294 billion (USD 2,362 million), and increased 9% year-on-year. The sequential decrease is primarily due to lower shipments and better than expected cost reduction at the Company’s facilities. The cost of goods sold per square meter of net display area shipped was KRW 1,800,000 (USD 1,853) for the first quarter of 2006, down 2% from the fourth quarter of 2005.

“We continue to focus on profitability. Our EBITDA margin was better than expected, boosted by the operational efficiencies from the launch of P7,” said Ron Wirahadiraksa, President and CFO of LG.Philips LCD. “We believe that our launch of P7 earlier in the year was well timed to take advantage of the growing LCD TV market, particularly in light of the seasonal weakness in notebook and monitor panels.”

Mr. Wirahadiraksa continued, “An important element in our strategy to drive growth is our commitment to cost reduction, which includes process innovation and raw material cost reduction efforts.”

Liquidity

As of March 31, 2006, LG.Philips LCD had KRW 1,060 billion (USD 1,091 million) of cash and cash equivalents. Total debt was KRW 3,616 billion (USD 3,722 million), and the net-debt-to-equity ratio was 33% as of March 31, 2006, compared to 26% as of December 31, 2005.

Capital Spending

Capital expenditures in the first quarter of 2006 increased to KRW 845 billion (USD 870 million) from KRW 453 billion (USD 466 million) in the first quarter of 2005, and were mainly used for the P7 and P8 facilities.

Utilization and Capacity

Total input capacity on an area basis increased approximately 7% in the first quarter compared to the fourth quarter of 2005, mainly due to the ramp up of P7, which has reached an average of 16,000 input sheets per month.

Outlook

The following expectations are based on current information as of April 11, 2006. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company may update its full business outlook, or any portion thereof, at any time for any reason.

“For the second quarter of 2006, we anticipate that our area shipments will increase quarter-on-quarter by a mid-to-high twenties percentage, driven by continued growth in the expanding LCD TV segment and progress at our P7 facility,” said Mr. Wirahadiraksa. “We expect our average selling price per square meter of net display area shipped at the end of the second quarter of 2006 to decrease by a mid-to-high single digit percentage, as compared to the end of the first quarter of 2006, largely due to continued weakness in monitor and notebook pricing. Our EBITDA margin for the second quarter is expected to be approximately 20%.”

“Our capital expenditure guidance for 2006 remains unchanged from the fourth quarter of 2005 and is KRW 4.2 trillion,” concluded Mr. Wirahadiraksa.

Earnings Conference and Conference Call

LG.Philips LCD will hold a Korean language earnings conference on April 11, 2006 at 4:30 p.m. Korea Standard Time on the 21st floor, in the International Conference Room of the Korea Exchange Building (KRX). An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is 031-810-3001 for callers in Korea and +82-2-6677-2256 for callers outside of Korea. The confirmation number is 3777. Corresponding slides will be available at the Investor Relations section of the LG.Philips LCD web site: http://www.lgphilips-lcd.com

Investors can listen to the conference call via the Internet at http://www.lgphilips-lcd.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is 1566-2258 for callers in Korea and +82-31-810-3100 for callers outside of Korea. The confirmation number for the replay is 50619#.

About LG.Philips LCD

LG.Philips LCD [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications primarily for use in notebook computers, desktop monitors and televisions. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates seven fabrication facilities in Korea and has approximately 21,000 employees in locations around the world.

For more information about the Company, please visit http://www.lgphilips-lcd.com.

LG.Philips LCD makes “Technology you can see!”

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contacts:

Jay Hong [Korea]	Joshua Hochberg [USA]
LG.Philips LCD	Sloane & Company
Tel: +822-3777-1010	Tel: +1-212-446-1892
Email: jay.hong@lgphilips-lcd.com	Email: jhochberg@sloanepr.com

Media Contacts:

Elliot Sloane [USA]	Sue Kim [Korea]
Sloane & Company	LG.Philips LCD
Tel: +1-212-446-1860	Tel: +822-3777-0970
Email: ESloane@sloanepr.com	Email: sue.kim@lgphilips-lcd.com

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2006		2005
	Three months ended Mar 31		Three months ended Dec 31		Three months ended Mar 31
REVENUES	2,471,136	100%	2,962,697	100%	2,064,046	100%
Cost of goods sold	(2,293,886)	-93%	(2,456,670)	-83%	(2,102,014)	-102%

GROSS PROFIT	177,250	7%	506,027	17%	(37,968)	-2%
Selling, general & administrative	(125,620)	-5%	(171,643)	-6%	(96,607)	-5%

OPERATING INCOME	51,630	2%	334,384	11%	(134,575)	-7%
Interest income	10,452	0%	14,135	0%	8,991	0%
Interest expense	(37,585)	-2%	(26,253)	-1%	(20,872)	-1%
Foreign exchange gain (loss), net	(1,618)	0%	(9,461)	0%	(9,530)	0%
Others, net	(8,709)	0%	(4,253)	0%	(1,364)	0%

Total other income (expense)	(37,460)	-2%	(25,832)	-1%	(22,775)	-1%

INCOME BEFORE TAX	14,170	1%	308,552	10%	(157,350)	-8%
Income tax (expense) benefit	33,348	1%	19,274	1%	78,520	4%

NET INCOME(LOSS)	47,518	2%	327,826	11%	(78,830)	-4%

- These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

CONSOLIDATED BALANCE SHEET

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2006		2005
	Mar 31		Dec 31
ASSETS
Current assets:
Cash and cash equivalents	1,060,124	8%	1,579,452	12%
Trade accounts and notes receivable	1,233,589	9%	1,266,899	9%
Inventories	1,076,294	8%	690,785	5%
Other current assets	334,121	2%	308,932	2%
Total current assets	3,704,128	27%	3,846,068	28%

Investments and other non-current assets	532,445	4%	469,109	3%
Property, plant and equipment, net	9,340,790	68%	9,199,599	67%
Intangible assets, net	149,962	1%	159,306	1%

Total assets	13,727,325	100%	13,674,082	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	686,429	5%	749,809	5%
Trade accounts and notes payable	731,010	5%	693,588	5%
Other payables and accrued liabilities	1,575,308	11%	1,695,439	12%

Total current liabilities	2,992,747	22%	3,138,836	23%

Long-term debt	2,929,647	21%	2,815,969	21%
Other non-current liabilities	52,768	0%	43,681	0%

Total liabilities	5,975,162	44%	5,998,486	44%

Common stock and additional paid-in capital	4,067,493	30%	4,068,328	30%
Retained earnings	3,656,204	27%	3,608,686	26%
Capital adjustment	28,466	0%	(1,418)	0%
Shareholders’ equity	7,752,163	56%	7,675,596	56%

Total liabilities and shareholders’ equity	13,727,325	100%	13,674,082	100%

- These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited Korean GAAP)

	2006	2005
	Three months ended Mar 31	Three months ended Dec 31	Three months ended Mar 31
Net Income	47,518	327,826	(78,830)
Depreciation	617,259	492,179	402,651
Amortization	11,258	11,196	11,545
Others	17,205	(9,512)	17,495

Operating Cash Flow	693,240	821,689	352,861
Net Change in Working Capital	(432,396)	67,569	(270,051)

Change in accounts receivable	34,424	5,807	(210,419)
Change in inventory	(385,509)	34,097	68,373
Change in accounts payable	39,137	(27,506)	31,182
Change in others	(120,448)	55,171	(159,187)

Cash Flow from Operation	260,844	889,258	82,810
Capital Expenditures	(844,859)	(1,396,205)	(452,673)

Acquisition of property, plant and equipment	(838,667)	(1,379,631)	(449,822)
(Delivery)	(759,762)	(1,141,287)	(909,889)
(Other account payables)	(78,905)	(238,344)	460,067
Intangible assets investment	(1,649)	(2,557)	(2,161)
Others	(4,543)	(14,017)	(690)

Cash Flow before Financing	(584,015)	(506,947)	(369,863)
Cash Flow from Financing Activities	64,687	(43,219)	359,116
Proceeds from Issuance of common stock	0	162	0

Net Cash Flow	(519,328)	(550,004)	(10,747)

- These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

CONSOLIDATED STATEMENTS OF INCOME

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2006		2005
	Three months ended Mar 31		Three months ended Dec 31		Three months ended Mar 31
REVENUES	2,471,136	100%	2,962,697	100%	2,064,046	100%
Cost of goods sold	(2,295,316)	-93%	(2,456,269)	-83%	(2,090,143)	-101%

GROSS PROFIT	175,820	7%	506,428	17%	(26,097)	-1%
Selling, general & administrative	(130,296)	-5%	(178,037)	-6%	(99,409)	-5%

OPERATING INCOME	45,524	2%	328,391	11%	(125,506)	-6%
Interest income	10,452	0%	14,135	0%	8,991	0%
Interest expense	(35,886)	-1%	(26,391)	-1%	(22,820)	-1%
Foreign exchange gain (loss), net	17,721	1%	9,409	0%	(8,651)	0%
Others, net	2,832	0%	8,334	0%	179	0%

Total other income (expense)	(4,881)	0%	5,487	0%	(22,301)	-1%

INCOME BEFORE TAX	40,643	2%	333,878	11%	(147,807)	-7%
Income tax (expense) benefit	20,523	1%	25,837	1%	53,298	3%

NET INCOME(LOSS)	61,166	2%	359,715	12%	(94,509)	-5%

- These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

CONSOLIDATED BALANCE SHEETS

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2006 Mar 31		2005 Dec 31
ASSETS
Current assets:
Cash and cash equivalents	1,060,124	8%	1,579,452	12%
Trade accounts and notes receivable	1,233,589	9%	1,266,899	9%
Inventories	1,075,895	8%	689,577	5%
Other current assets	342,776	3%	310,837	2%
Total current assets	3,712,384	27%	3,846,765	28%

Investments and other non-current assets	535,222	4%	492,311	4%
Property, plant and equipment, net	9,374,754	69%	9,234,104	68%
Intangible assets, net	43,693	0%	43,374	0%

Total assets	13,666,053	100%	13,616,554	100%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	687,334	5%	751,109	6%
Trade accounts and notes payable	731,010	5%	693,588	5%
Other payables and accrued liabilities	1,580,294	12%	1,700,262	12%

Total current liabilities	2,998,638	22%	3,144,959	23%

Long-term debt	2,944,286	22%	2,851,353	21%
Other non-current liabilities	56,827	0%	46,040	0%

Total liabilities	5,999,751	44%	6,042,352	44%
Common stock and additional paid-in capital	4,033,928	30%	4,032,878	30%
Retained earnings	3,603,858	26%	3,542,691	26%
Capital adjustment	28,516	0%	(1,367)	0%
Shareholders’ equity	7,666,302	56%	7,574,202	56%

Total liabilities and shareholders’ equity	13,666,053	100%	13,616,554	100%

- These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

CONSOLIDATED STATEMENTS OF CASH FLOW

(In millions of KRW)

(The financial statements are based on unaudited US GAAP)

	2006	2005
	Three months ended Mar 31	Three months ended Dec 31	Three months ended Mar 31
Net Income	61,166	359,715	(94,509)
Depreciation	618,269	492,550	403,022
Amortization	1,597	1,536	1,885
Others	(10,105)	(27,868)	14,571

Operating Cash Flow	670,927	825,933	324,969
Net Change in Working Capital	(410,083)	63,325	(242,159)

Change in accounts receivable	34,424	56,108	(276,512)
Change in inventory	(386,318)	34,267	67,245
Change in accounts payable	39,137	(27,506)	29,659
Change in others	(97,326)	456	(62,551)

Cash Flow from Operation	260,844	889,258	82,810
Capital Expenditures	(844,859)	(1,396,205)	(452,673)

Acquisition of property, plant and equipment	(838,667)	(1,379,631)	(448,158)
(Delivery)	(759,762)	(1,141,287)	(908,226)
(Other account payables)	(78,905)	(238,344)	460,068
Intangible assets investment	(1,649)	(2,557)	(2,161)
Others	(4,543)	(14,017)	(2,354)

Cash Flow before Financing	(584,015)	(506,947)	(369,863)
Cash Flow from Financing Activities	64,687	(43,219)	359,116
Proceeds from Issuance of common stock	0	162	0

Net Cash Flow	(519,328)	(550,004)	(10,747)

- These financial statements are provided for informational purposes only (Unaudited).

LG.Philips LCD

Net Income Reconciliation to US GAAP

( In millions of KRW)

2006
Three months ended Mar 31
Net Income under K GAAP	47,518
US GAAP Adjustments	13,648
Depreciation of PP&E	(655)
Amortization of IPR	10,606
Adjustment of AR discount loss	(809)
Capitalization of financial interests	115
Inventory Valuation effect of US GAAP Adjustments	(136)
Pension expense	(373)
Income tax effect of US GAAP Adjustments	(12,922)
ESOP	(1,049)
Convertible bonds (including FX valuation)	19,887
Stock appreciation right	(1,016)

Net Income under US GAAP	61,166

- These financial statements are provided for informational purposes only (Unaudited).

1 Q1 06 Q1 06 Earnings Results Earnings Results April 11, 2006 Attachment 2. Presentation Material

2
Disclaimer
Disclaimer
This presentation contains forward-looking statements.  We may also make written or oral forward-looking statements in our periodic reports to the United States Securities and Exchange Commission and the Korean
Financial Supervisory Service, in our annual report to shareholders, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.  Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.  These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Such factors include, but are not limited to: our highly competitive environment; the cyclical nature of our industry; our ability to introduce new products on a timely basis; our dependence on growth in the demand for our products; our ability to successfully execute our expansion strategy; our dependence on key personnel;
and general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in business activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.  Additional information as to these and other factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the Securities and Exchange Commission.
This presentation also includes information regarding our historical financial performance through March 31,
2006, and our expectations regarding future performance as reflected in certain non-GAAP financial measures as defined by US Securities and Exchange Commission rules.  As required by such rules, we have provided a reconciliation of those measures to the most directly comparable GAAP measures, which is available on our investor relations website at http://www.lgphilips-lcd.com under the file name Q106 Earnings Presentation.

3 Agenda Agenda Q1 06 Earnings Results Performance Highlights Outlook 47”W 32”W 37”W 42”W Paju-P7 Substrate

4 Q1 06 Earnings Results Q1 06 Earnings Results

Q1 06 Income Statement
Q1 06 Income Statement
Margin (%)
Q1 06            Q4 05             Q1 05           QoQ change      YoY change KRW b
Revenue
COGS
Gross profit
Operating income
EBITDA
Income before tax
Net income
20%
9%
NA
NA
149%
NA
NA
(17%)
(7%)
(65%)
(84%)
(19%)
(95%)
(85%)
Gross margin
Operating margin
EBITDA margin
Net margin
Source: Unaudited, Company financials
K GAAP (Consolidated)
9
9
14
6
(10)
(9)
(1)
(9)
17
11
28
11
2,963
2,457
506
334
824
309
328
2,064
2,102
(38)
(135)
269
(157)
(79)
(2)
(7)
13
(4)
7
2
27
2
2,471
2,294
177
52
670
14
48

Q1 06 Balance Sheet
Q1 06 Balance Sheet
Q1 06            Q4 05             Q1 05           QoQ change     YoY change KRW b
Assets
Cash & equivalent
Inventory
Liabilities
Short term debt
Long term debt
Shareholders’ equity
Net debt to equity ratio (%)
24%
(21%)
46%
12%
25%
18%
36%
3
0%
(33%)
56%
0%
(9%)
4%
1%
7
K GAAP (Consolidated) Source: Unaudited, Company financials
11,035
1,350
737
5,351
551
2,479
5,684
30
13,674
1,579
691
5,998
750
2,816
7,676
26
13,727
1,060
1,076
5,975
686
2,930
7,752
33

Q1 06 Cash Flow
Q1 06 Cash Flow
Q1 06           Q4 05            Q1 05           QoQ change     YoY change KRW b
Net income
Depreciation & Amortization
Others
Working capital
Cash flow from operations
CAPEX
Cash flow before financing
Financing activities
Proceeds from issuance of common stock
Net change in cash
K GAAP (Consolidated)
Source: Unaudited, Company financials
127
213
0
(162)
178
(392)
(214)
(294)
0
(508)
(280)
125
27
(500)
(628)
551
(77)
108
0
31
(79)
415
17
(270)
83
(453)
(370)
359
0
(11)
328
503
(10)
68
889
(1,396)
(507)
(43)
0
(550)
48
628
17
(432)
261
(845)
(584)
65
0
(519)

8 Performance Highlights Performance Highlights

Shipments and ASP
Shipments and ASP
Total k m² *
ASP**/m² (USD)
Source: Company financials
* Net display area shipped
** Quarterly average selling price per square meter of net display area shipped
Display area shipment in m²
(k)
ASP per m²
(USD)
0
1,000
2,000
3,000
Q1 05 Q2 Q3 Q4 Q1 06
$0
$1,000
$2,000
$3,000
958
1,096
1,248
1,343
1,274
$2,085
$2,062
$2,121
$2,112
$1,953

10 Revenue: Product Mix Revenue: Product Mix Source: Company financials Notebooks Monitors TV Applications Q1 05 Q4 05 Q1 06 4% 18% 56% 22% 4% 24% 38% 34% 5% 20% 30% 45%

Q1 06 Capacity Update
Q1 06 Capacity Update
P7 has achieved an average of 16K per month for the quarter
Unit: Quarterly input capacity
by Area (k m² )
Source: Company financials
P1~P3
P4
P5
P6
0
500
1,000
1,500
2,000
2,500
Q1 05 Q2 Q3 Q4 Q1 06
P7
3,000

Cash ROIC
Cash ROIC
Source: Unaudited, Company financials
* IC (Invested Capital) equals average of net debt and equity for the designated period ; Quarterly ratios are annualized
K GAAP (Consolidated)
EBITDA margin
Sales / IC*
Cash ROIC
25%
19%
13%
28%
Q105 Q2 Q3 Q4
142%
134%
133%
141%
35%
25%
18%
39%
Q1 06
Q105 Q2 Q3 Q4 Q1 06
Q105 Q2 Q3 Q4 Q1 06
27%
112%
30%

13 Outlook Outlook

Outlook
Outlook
Total Shipments in m²
Q2 06 vs. Q1 06
:  Mid to high twenties (%)
ASP per m²
shipped
End of Q2 06 vs. End of Q1 06
: Mid-to-high single digit (%)
EBITDA Margin
Q2 06 : Approx. 20%
CAPEX 2006 (E)
4.2 trillion KRW
Source: Company financials, Delivery basis
Capex schedule (KRW b)
1,211
870
3,208
1,560
1,800
2005 2006(E)
Others P7 Future production facilities
4,419
4,230

15 Questions and Answers Questions and Answers

16 Appendix Appendix

US GAAP Income Statement
US GAAP Income Statement
Margin (%)
Q1 06            Q4 05             Q1 05           QoQ change     YoY change KRW b
Revenue
COGS
Gross profit
Operating income
EBITDA
Income before tax
Net income
Gross margin
Operating margin
EBITDA margin
Net margin
Source: Unaudited, Company financials
20%
10%
N/A
N/A
153%
N/A
N/A
(17%)
(7%)
(65%)
(86%)
(18%)
(88%)
(83%)
8
8
15
7
(10)
(9)
0
(10)
2,064
2,090
(26)
(126)
272
(148)
(95)
(1)
(6)
13
(5)
2,963
2,457
506
328
841
334
360
17
11
28
12
2,471
2,295
176
46
687
41
61
7
2
28
2

US GAAP Balance Sheet
US GAAP Balance Sheet
Q1 06            Q4 05             Q1 05           QoQ change     YoY change KRW b
Assets
Cash & equivalent
Inventory
Liabilities
Short term debt
Long term debt
Shareholders’ equity
Net debt to equity ratio (%)
Source: Unaudited, Company financials
10,933
1,350
737
5,365
552
2,488
5,568
30
25%
(21%)
46%
12%
24%
18%
38%
4
0%
(33%)
56%
(1%)
(9%)
3%
1%
7
13,616
1,579
690
6,042
751
2,851
7,574
27
13,666
1,060
1,076
6,000
687
2,944
7,666
34

US GAAP Cash Flow
US GAAP Cash Flow
Q1 06           Q4 05            Q1 05           QoQ change     YoY change KRW b
Net income
Depreciation & Amortization
Others
Working capital
Cash flow from operations
CAPEX
Cash flow before financing
Financing activities
Proceeds from issuance of common stock
Net change in cash
Source: Unaudited, Company financials
(299)
126
18
(473)
(628)
551
(77)
108
0
31
(95)
405
15
(242)
83
(453)
(370)
359
0
(11)
360
494
(28)
63
889
(1,396)
(507)
(43)
0
(550)
156
215
(25)
(168)
178
(392)
(214)
(294)
0
(508)
61
620
(10)
(410)
261
(845)
(584)
65
0
(519)

20
Net Income Reconciliation to US GAAP
Net Income Reconciliation to US GAAP
Convertible bonds (including FX valuation)
Stock appreciation right
ESOP
Pension expense
Income tax effect of US GAAP adjustments
Amortization of IPR
Depreciation of PP&E
Capitalization of financial interests
Adjustment of AR discount loss
Net income under K GAAP
US GAAP adjustments
Net income under US GAAP
Q1 06                       Q4 05 KRW b
Source: Unaudited, Company financials
328
32
(1)
9
(1)
5
(1)
7
0
15
(1)
360
48
13
(1)
11
(1)
0
(1)
(13)
(1)

(1)
61

EBITDA Reconciliation
EBITDA Reconciliation
1. Net income
2. Interest expense
3. Interest income
4. Provision (benefit) for income taxes
5. Depreciation of PP&E
6. Amortization of intangible asset
7. Amortization of debt issuance cost
Q1 06         Q4 05          Q1 05          QoQ change     YoY change US GAAP (KRW b)
6. Amortization of intangible asset
4. Provision (benefit) for income taxes
3. Interest income
7. Amortization of debt issuance cost
5. Depreciation of PP&E
EBITDA (1+2+3+4+5+6+7)
1. Net income
2. Interest expense
EBITDA (1+2+3+4+5+6+7)
Q1 06         Q4 05          Q1 05          QoQ change     YoY change K GAAP (KRW b)
127
17
(1)
45
214
(1)
0
401
(280)
12
4
(15)
125
0
0
(154)
328
26
(14)
(19)
492
11
0
824
360
26
(14)
(26)
492
2
1
841
48
38
(10)
(34)
617
11
0
670
61
36
(11)
(20)
618
2
1
687
(299)
10
3
6
126
0
0
(154)
156
13
(2)
33
215
0
0
415
(79)
21
(9)
(79)
403
12
0
269
(95)
23
(9)
(53)
403
2
1
272

EBITDA Reconciliation (Continued)
EBITDA Reconciliation (Continued)
EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes;
depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost.  EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis.
We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

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LG.PHILIPS LCD
55" Wide Full HDTV

23 LG.Philips LCD makes Technology you can see!

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: April 11, 2006	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer